SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                        Commission File Number: 0-9201


                          NOTIFICATION OF LATE FILING


(Check One):      |_| Form 10-K     |_| Form 11-K        |_| Form 20-F
                  |X| Form 10-Q     |_| Form N-SAR

                  For Period Ended: March 31, 2000

                  |_|   Transition Report on Form 10-K

                  |_|   Transition Report on Form 20-F

                  |_|   Transition Report on Form 11-K

                  |_|   Transition Report on Form 10-Q

                  |_|   Transition Report on Form N-SAR

                  For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                    PART I
                            REGISTRANT INFORMATION


Liberty Group Holdings, Inc.
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Full Name of Registrant


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Former Name if Applicable


11 52nd Street
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Address of Principal Executive Office (Street and Number)


Brooklyn, New York 11232
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City, State and Zip Code



                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |_|  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As heretofore indicated in prior filings with the Securities and Exchange Commission ("SEC") by the Registrant, certain significant changes occurred during the last quarter of calendar year 1999 resulting in, among other matters, the Registrant operating a business in the first quarter of 2000, as compared to not having any business operations in the corresponding quarter last year. See Registrant's Form 8-K with date of report of November 23, 1999.

     Partially as a result of the transactions referred to in the aforesaid Form 8-K, the Registrant has been unable to complete the preparation of its financial statements within the necessary time frame without unreasonable effort or expense or otherwise. Management's time has been spent preparing the Form 10-KSB and as a result, management has not had the opportunity to prepare and complete the financial information necessary for the Form 10-QSB.




                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

  David Lubin, Esq.                                  (212) 592-6151
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      (Name)                                  (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

            Form 10-KSB             |_| Yes   |X| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No See attached Schedule A.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Liberty Group Holdings, Inc.
                   (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date May   , 2000                   By /s/ Barry L. Hawk




                                     Barry L. Hawk, President, Chief Operations
                                     Officer and Secretary

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  Schedule A


It is anticipated that a significant change in the results of operations from the corresponding period for the Registrant's first quarter of 1999 will be reflected in the financial statements included in the Registrant's Form 10-QSB for the quarter ended March 31, 2000. Prior to November 23, 1999, the Registrant was a "public shell" which had no assets, liabilities, management or ongoing operations and was not engaged in any business activities. The Registrant, through a wholly-owned subsidiary, operated a business during the first quarter of 2000.

It is not practical to quantify the amount and change in the Registrant's results of operations.